UF 3-11-04

SO 3-22-04

UNITED S[TATES]
SECURITIES AND EXC[HANGE COMMISSION]
Washington, D.C.

04003717

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46600

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEALTH PRESERVATION ASSOCIATES, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 FIFTH AVENUE, 12TH FLOOR
(No. and Street)

NEW YORK	NY	10175-1275
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VINCENT A. BUCHANAN (212)809-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAYS & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

477 MADISON AVENUE	NEW YORK	NY	10022-5892
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C. MAR 1 - 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VINCENT A. BUCHANAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEALTH PRESERVATION ASSOCIATES, LLC., as of DECEMBER 31ST, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL & OPERATIONS PRINCIPAL

Title

Notary Public

John A. Hagen
Notary Public, State of New York
Registration #01HA6011301
Qualified In New York County
My Commission Expires Aug. 3, 20C6

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTH PRESERVATION ASSOCIATES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2003

WEALTH PRESERVATION ASSOCIATES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2003

CONTENTS

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Member of
Wealth Preservation Associates, LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Wealth Preservation Associates, LLC (the "Company") and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wealth Preservation Associates, LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

February 13, 2004
New York, New York

WEALTH PRESERVATION ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	240,365
Life insurance commissions receivable		492,353
Investments in mutual funds, at fair value		344,773
Prepaid expenses		9,772
Security deposits		9,400
Property and equipment, net of accumulated depreciation of $6,398		-
	$	1,096,663

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses	$	252,195
Commitments and contingencies (Note 3)		
Member's equity		844,468
	$	1,096,663

The accompanying notes are an integral part of these financial statements.

WEALTH PRESERVATION ASSOCIATES, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

Revenue	
Life insurance commissions	$ 1,401,940
Interest and dividends	6,170
Realized and unrealized losses on investments, net	(40,700)
	1,367,410
Expenses	
Settlement of claims (Note 4)	681,000
Legal and professional fees	505,238
Commissions	379,508
General and administrative	57,114
Travel and promotion	53,098
Rent and occupancy costs	42,324
Dues, fees and assessments	28,197
Salaries and related costs	25,590
	1,772,069
Net loss	$ (404,659)

The accompanying notes are an integral part of these financial statements.

WEALTH PRESERVATION ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$	793,036
Member's contributions		606,091
Member's distributions		(150,000)
Net loss		(404,659)
Balance, December 31, 2003	$	844,468

The accompanying notes are an integral part
of these financial statements.

WEALTH PRESERVATION ASSOCIATES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	
Cash flows from operating activities	
Net loss	$ (404,659)
Adjustments to reconcile net loss to net cash used in operating activities	
Realized and unrealized losses on investments, net	(40,700)
Changes in operating assets and liabilities	
Life insurance commissions receivable	(492,353)
Prepaid expenses	950
Accrued expenses	171,697
Net cash used in operating activities	(765,065)
Cash flows from investing activities	
Security deposits paid	(3,600)
Net proceeds from sale of investments	543,774
Net cash provided by investing activities	540,174
Cash flows from financing activities	
Member's contributions received	581,080
Member's distributions paid	(150,000)
Net cash provided by financing activities	431,080
Net increase in cash and cash equivalents	206,188
Cash and cash equivalents, beginning of year	34,176
Cash and cash equivalents, end of year	$ 240,365

SUPPLEMENTAL DISCLOSURE ON NON-CASH INVESTING AND FINANCING ACTIVITIES

During 2003, the Company's sole member contributed $25,010 to the capital of the Company by reducing prior year's commissions due to the sole member's shareholder.

The accompanying notes are an integral part of these financial statements.

1 *Organization*

Wealth Preservation Associates, LLC (the "Company") was organized under the laws of the State of New York on July 6, 2001 and commenced business operations on November 1, 2001. The Company succeeded to the business of Wealth Preservation Associates, Ltd. ("WPA"), a New York Corporation, by filing an amendment on Form BD with the National Association of Securities Dealers, Inc. ("NASD"), the Company's self-regulatory organization. Succession by amendment permitted the Company to continue its business efficiently and in an uninterrupted manner. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934.

Effective November 1, 2001, WPA contributed all of the net assets related to its variable annuity and life insurance business, subject to all of its liabilities, in exchange for a 100% member interest in the Company. The fair market value of these net assets was estimated to be $144,604 and consisted principally of cash, other assets, and accrued commissions and expenses.

The principal business activity of the Company is to act as a broker of variable life insurance policies and annuities principally in the United States of America. The Company is a member of the NASD. The Company carries no customer funds or securities and is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

2 Significant accounting policies

Revenue recognition

Revenue, which consists principally of commissions on life insurance premiums, is recognized when earned and no longer subject to renegotiation or refund.

Concentrations

The Company's life insurance commissions receivable are due from major insurance providers and have been fully collected by the Company through January 31, 2004.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed insured limits.

Investments

Investments, which consist of mutual funds and private equity funds, are carried at fair market value for funds which there is an available market or fair value as determined by management for funds that are not readily marketable. Realized and unrealized gains or losses are recorded in the statement of operations using marked-to-market accounting. During 2003, the Company sold its investments in private equity funds.

2 Significant accounting policies (continued)

Property and equipment

Property and equipment is stated at cost and is depreciated on the straight-line method over estimated useful lives of five years. Expenditures for maintenance and repairs are charged directly to the appropriate operating accounts at the time the expenses are incurred.

Income taxes

The Company is not subject to federal, state or local income taxes as its operations are included with those of its sole member, WPA, for income tax reporting purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3 Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2003, the Company had net capital of $326,048, which was $309,235 in excess of its required minimum net capital of $16,813.

4 Settlement of claims

In March 2002, the Company's former general securities principal filed an arbitration claim against the Company before the NASD claiming a finder's fee in relation to commissions earned by the Company during 2001. During November 2002, the former general securities principal instituted a separate proceeding against the Company in the Supreme Court of New York to prevent the Company from making transfers of certain assets outside the ordinary course of its business.

On April 21, 2003, the Company settled these claims with the general securities principal for a payment of $681,000. The Company was released from any further obligations or responsibilities which may arise from these claims.

5 Related party transactions

From time-to-time, NIA/Kornreich LLC ("Kornreich"), an entity in which the sole shareholder of WPA is indirectly a principal, provides services and the use of personnel to the Company. Kornreich also acts as common paymaster for the Company for certain transactions. The Company paid or reimbursed Kornreich $18,504 during the year ended December 31, 2003.

5 **Related party transactions** (continued)

The sole shareholder of the Company's sole member performs certain services for the Company and does not receive any salary, commission or other compensation from the Company. As a result, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

WEALTH PRESERVATION ASSOCIATES, LLC

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

NET CAPITAL			
Total member's equity		$	844,468
Less non-allowable assets			
Life insurance commissions receivable	492,353		
Prepaid expenses	9,772		
Security deposits	9,400		
			511,525
Total net capital before haircuts			332,943
Less haircuts on securities			6,895
Net capital		$	326,048
Minimum net capital required at 6 2/3%		$	16,813
Minimum dollar net capital		$	5,000
Excess net capital		$	309,235
Excess net capital at 1000%		$	300,829
AGGREGATE INDEBTEDNESS			
Total aggregate indebtedness		$	252,195
Ratio of aggregate indebtedness to net capital			.77:1

There were no material differences between the above calculation of net capital as reported in the company's Part II A of the FOCUS report, as amended.

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Member of
Wealth Preservation Associates, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

In planning and performing our audit of the financial statements and supplementary information of Wealth Preservation Associates, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-3

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be considered material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

February 13, 2004
New York, New York